5/6

04030083

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shiseido Company Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3311 FISCAL YEAR 3-31-04

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/13/04

FILE No. 82-3311

The Figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report and Facts & Figures issued by our company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

AR/S
3-31-04

Consolidated Settlement of Accounts for Fiscal 2004

Shiseido Company, Ltd.
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
URL: http://www.shiseido.co.jp/e/
Head Office: 7-5-5, Ginza, Chuo-ku, Tokyo, Japan
Date of Board Meeting for Consolidated Settlement of Accounts: April 27, 2004

1. Performance in Fiscal 2004 (April 1, 2003–March 31, 2004)

* Amounts under one million yen have been rounded down.

(1) Results

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
Fiscal 2004	624,248 (+0.5%)	39,052 (–20.3%)	35,852 (–22.8%)
Fiscal 2003	621,250 (+5.3%)	48,993 (+91.6%)	46,432 (+68.5%)

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Return on Equity (%)	Ordinary Income/ Total Assets (%)	Ordinary Income/ Net Sales (%)
Fiscal 2004	27,541 (+12.4%)	64.94	64.94	7.6	5.6	5.7
Fiscal 2003	24,495 (—)	57.99	57.97	7.0	7.0	7.5

Notes: 1. Loss from investment in subsidiaries and affiliated accounted for by the equity method
Fiscal 2004: –¥1,072 million
Fiscal 2003: –¥921 million
2. Average number of shares outstanding (consolidated)
Fiscal 2004: 414,722,940
Fiscal 2003: 419,579,736
3. Changes in accounting methods: Applicable
4. Numbers in parentheses alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

(2) Financial Position (Year-end)

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal 2004	626,730	374,549	59.8	903.74
Fiscal 2003	663,403	353,466	53.3	844.74

Note: Number of shares outstanding at year-end (consolidated):
Fiscal 2004: 414,286,976
Fiscal 2003: 418,310,092

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Year-End
Fiscal 2004	47,074	–43,033	–45,884	59,364
Fiscal 2003	66,847	–44,048	–12,211	101,103

(4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 91
Number of nonconsolidated subsidiaries to which equity method applies:—
Number of affiliates to which equity method applies: 5

(5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: 3
Excluded consolidated companies: 8
Newly included under equity method: —
Excluded under equity method: 1

2. Projections for Fiscal 2005 (April 1, 2004–March 31, 2005)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Interim	315,000	8,000	2,000
Full Year	645,000	24,000	12,000

Reference: Projected consolidated net income per share (full year): ¥28.97.

Please refer to pages 18 to 21 for information on preconditions underlying the above estimates and other related information.

1. The Shiseido Group

The Shiseido Group consists of the parent company, 99 subsidiaries, and six affiliated companies. Those companies are mainly engaged in manufacture and sale of cosmetics, toiletries, beauty salon products, food, and pharmaceuticals. Their business activities also include research and development and other services related to their products.

The positioning of various members of the Shiseido Group and their business segments are shown in the diagram below.

<table>
<tr><th>Business Category</th><th>Main Activities</th><th colspan="2">Principal Companies</th></tr>
<tr><td rowspan="2">Cosmetics</td><td rowspan="2">Manufacture and sale of cosmetics and cosmetics accessories</td><td>Domestic</td><td>Shiseido Company, Ltd.
Shiseido Sales Co., Ltd.
Shiseido FITIT Co., Ltd.
Shiseido Asia Pacific Co., Ltd.
Plus: 17 consolidated subsidiaries
2 affiliated companies (equity method applicable)
(TOTAL: 23 companies)</td></tr>
<tr><td>Overseas</td><td>Shiseido International Corporation
Shiseido Europe S.A.
Shiseido Cosmetics (America) Ltd.
Shiseido America Inc.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido International France S.A.S.
Shiseido Dah Chong Hong Cosmetics Ltd.
Taiwan Shiseido Co., Ltd.
Shiseido Liyuan Cosmetics Co., Ltd.
Plus: 35 consolidated subsidiaries
2 affiliated companies (equity method applicable)
(TOTAL: 47 companies)</td></tr>
<tr><td rowspan="2">Toiletries</td><td rowspan="2">Manufacture and sale of toiletries</td><td>Domestic</td><td>Shiseido Company, Ltd.
FT Shiseido Co., Ltd.
Mieux Products Co., Ltd.
2 other consolidated subsidiaries
(TOTAL: 5 companies)</td></tr>
<tr><td>Overseas</td><td>Taiwan FTS Co., Ltd.
(TOTAL: 1 company)</td></tr>
<tr><td rowspan="2">Others</td><td rowspan="2">Manufacture and sale of beauty salon products, food, and pharmaceuticals
Sale of clothing and accessories
Restaurant business
Real estate management and sale</td><td>Domestic</td><td>Shiseido Company, Ltd.
The Ginza Co., Ltd.
Shiseido Parlour Co., Ltd.
Shiseido Beauty Salon Co., Ltd.
Shiseido Real Estate Development Co., Ltd.
12 other consolidated subsidiaries
(TOTAL: 17 companies)</td></tr>
<tr><td>Overseas</td><td>Zotos International, Inc.
4 other consolidated subsidiaries
1 affiliated company (equity method applicable)
(TOTAL: 6 companies)</td></tr>
<tr><td colspan="2" rowspan="2">Nonconsolidated subsidiaries</td><td>Domestic</td><td>1 nonconsolidated subsidiary
(TOTAL: 1 company)</td></tr>
<tr><td>Overseas</td><td>7 nonconsolidated subsidiaries
(TOTAL: 7 companies)</td></tr>
<tr><td colspan="2">Affiliated company (equity method not applicable)</td><td>Overseas</td><td>1 affiliated company (equity method not applicable)
(TOTAL: 1 company)</td></tr>
</table>

Note: The parent company, which is engaged in multiple businesses, is included in the totals for principal companies in each business category.

The business structure of the Shiseido Group is illustrated below.


Domestic customers
Overseas customers
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Cosmetics
Sales companies
7 consolidated subsidiaries
Shiseido Sales Co., Ltd.
+6 consolidated subsidiaries
Sales company
1 consolidated subsidiary
Shiseido Asia Pacific Co., Ltd.
Import and sales companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Sales companies
5 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
+4 consolidated subsidiaries
Manufacturing and sales company
1 consolidated subsidiary
Manufacturing companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Holding companies
3 consolidated subsidiaries
Shiseido International Corporation
Shiseido Europe S.A.
+1 consolidated subsidiary
Sales companies
34 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido Dah Chong Hong Cosmetics Ltd.
+30 consolidated subsidiaries
2 affiliates (equity method applicable)
1 affiliate (equity method not applicable)
Manufacturing companies
8 consolidated subsidiaries
Shiseido America Inc.
Shiseido International France S.A.S
Taiwan Shiseido Co., Ltd.
Shiseido Liyuan Cosmetics Co., Ltd.
+4 consolidated subsidiaries
Shiseido Company, Ltd. (manufacturing and sales company)
Toiletries
Manufacturing and Sales company
1 consolidated subsidiary
FT Shiseido Co., Ltd.
Sales company
1 consolidated subsidiary
Manufacturing company
1 consolidated subsidiary
Mieux Products Co., Ltd.
Sales company
1 consolidated subsidiary
Sales company
1 consolidated subsidiary
Taiwan FTS Co., Ltd.
Others
Sales companies
7 consolidated subsidiaries
The Ginza Co., Ltd.
+6 consolidated subsidiaries
Manufacturing and sales company
1 consolidated subsidiary
Companies in services, real estate, etc.
8 consolidated subsidiaries
Shiseido Parlour Co., Ltd.
Shiseido Beauty Salon Co., Ltd.
Shiseido Real Estate Development Co., Ltd.
+5 consolidated subsidiaries
Sales companies
2 consolidated subsidiaries
Holding company
1 consolidated subsidiary
Manufacturing and sales companies
1 consolidated subsidiary
Zotos International, Inc.
Companies in services, others
1 consolidated subsidiary
1 affiliate (equity method applicable)
1 domestic nonconsolidated subsidiary
7 overseas nonconsolidated subsidiaries
Note: finished products
Semifinished products
Arrows represent main transactions.

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company	Remarks
Consolidated Subsidiaries						
Shiseido Sales Co., Ltd.	Minato-ku, Tokyo	1,590,264	Cosmetics	100.0	Buyer of cosmetics, etc. Rents Company's buildings and land Rents buildings and land to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1 *2
Shiseido FITIT Co., Ltd.	Chuo-ku, Tokyo	10,000	Cosmetics	100.0	Buyer of cosmetics Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Shiseido Asia Pacific Co., Ltd.	Chuo-ku, Tokyo	1,131,500	Cosmetics	100.0	Buyer of cosmetics, etc. Concurrent directors: Yes; Transferred/concurrent employees: Yes	*3
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	110,000	Toiletries	100.0	Buyer of salon products Rents Company's buildings Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*4
Mieux Products Co., Ltd.	Ohzu-shi, Ehime	80,000	Toiletries	65.0 (65.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Beauty Salon Co., Ltd.	Shibuya-ku, Tokyo	295,000	Others	100.0	No sales transactions with Company Rents Company's buildings Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	2,714,500	Others	99.3	Supplier of foods Rents Company's buildings and equipment Concurrent directors: Yes; Transferred/concurrent employees: Yes	
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Others	96.9	Buyer of cosmetics, clothes, and accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	
Shiseido Real Estate Development Co., Ltd.	Meguro-ku, Tokyo	495,000	Others	100.0	Real estate management Rents Company's land and equipment Rents land to Company Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido International Corporation	Delaware, U.S.A.	(US$1,000) 300,080	Cosmetics	100.0	Buyer of cosmetics, etc. External debt and bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	*1
Shiseido America Inc.	New Jersey, U.S.A.	(US$1,000) 28,000	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	Cosmetics	100.0 (100.0)	Buyer of cosmetics, etc. External debt guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Europe S.A.	Paris, France	(EUR1,000) 234,893	Cosmetics	100.0	Buyer of cosmetics, etc. Bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	*1

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company	Remarks
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR1,000) 5,200	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	Cosmetics	51.0	Buyer of raw materials, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China	(CNY1,000) 94,300	Cosmetics	61.0 (15.9)	Buyer of raw materials, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	Cosmetics	50.0	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Taiwan FTS Co.Ltd.	Taipei, Taiwan	(NT$1,000) 150,000	Toiletries	80.0 (80.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Zotos International, Inc.	New York, U.S.A.	(US$1,000) 25,000	Others	100.0 (100.0)	Supplier of cosmetics, etc. External debt guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	
70 others	—		—	—	—	
Equity Method Applied Companies						
5 companies	—		—	—	—	

Notes: 1. The relevant business category within Group operations is listed under the Business Category column.
2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.
3. None of the above prepare annual financial reports.
4. *1 refers to "designated subsidiary"
5. *2 refers to companies that post net sales (excluding intra-group transactions) accounting for over 10% of consolidated net sales.
6. *3: On April 2, 2004, Shiseido Asia Pacific commenced liquidation proceedings and transferred its operations to the parent company. *Liquidation is scheduled for completion at the end of September 2004.*
7. *4: On October 1, 2003, FT Shiseido Co., Ltd., transferred all of its nonproduction operations to a newly established company under the same name, and on the same day the partitioned company FT Shiseido (Kuki Factory) Co., Ltd., merged with Shiseido Company, Ltd.

2. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of "contributing to beauty and health of numerous customers, thus benefiting them and society in general." Based on this spirit, we will seek to "remain a company that makes a lasting contribution to customers around the world."

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees and society in general—as a "valuable corporation" in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We also believe that improving the value of the ***SHISEIDO*** corporate brand will be key to enhancing corporate value in the 21st century. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

(2) Basic Income Distribution Policy

Our "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term.

(3) Perspectives and Policies Concerning Reducing Minimum Share Unit

We acknowledge that reducing the minimum share unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. In considering this measure, we will evaluate the appropriate timing, taking into account our business performance, share price movements, number of shareholders, and shareholder composition, as well as initial costs and increased operating expenses that would accompany such a reduction.

(4) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to continue operating based on the "spirit of contribution," it is crucial that we generate stable earnings, which constitute an important managerial resource. To this end, we are targeting "sustained earnings increases" as a key performance indicator. To ensure progress in this regard, we will instill a profit-oriented mindset throughout the Company's management. Our objective is to achieve an operating income ratio (ratio of income from operations to net sales) of at least 10% over the medium term.

At the same time, we will pursue steady increases in return on equity (ROE) as a means of enhancing capital efficiency. We intend to achieve an ROE 10% and above at an early stage.

We have three specific management strategies for generating sustained earnings growth: (a) Step up reforms focusing on the sales counter; (b) Reinforce profitability of the entire Shiseido Group; and (c) Implement growth strategies designed for dramatic progress in the 21st century. (For more details, refer to "Issues to Be Addressed" section below.)

(5) Issues to Be Addressed

While keeping abreast of structural changes in the domestic and overseas cosmetics markets, our priority is to secure sustained growth and transform the Company into a more profit-oriented entity. By pursuing growth, a key source of profits, we hope to raise profit ratios and ROE to levels necessary to prevail amid intense global competition.

To this end, we have three specific strategies. First, by stepping up reforms focusing on the sales counter, we will rejuvenate our marketing and energize our front-line sales activities. Our second management strategy involves reinforcing the profitability of the entire Shiseido Group by demonstrating Group strengths and revamping our cost structure. The third strategy entails implementing growth strategies designed for dramatic progress in the 21st century.

In the domestic cosmetics sector, our strategic focus will be on rejuvenating the market by maximizing the comprehensive benefits of sales-counter reforms. This will entail launching powerful new products that meet the needs of customers and the specific requirements of sales channels. Also important will be to upgrade the quality and quantity of our advertising and promotional activities. Meanwhile, we will further solidify our front-line sales activities by expanding and reinforcing our teams of salespeople and Beauty Consultants. In addition, we will divide the nation into seven geographic areas and appoint a corporate officer to serve as a Chief Area Managing Officer (CAO) for each area (April 2004). By fulfilling their duties as CAOs, the officers will enable us to allocate managerial resources effectively to best suit the market environment of each area, and to build a framework allowing swift decision-making. We will also continue providing the optimal lineup mix for each sales channel and concentrating on key selected lines, in order to further hone our competitive edge and expand our share of the domestic cosmetics market.

On another front, we will accelerate the globalization of our business, with a focus on reinforcing development of the Chinese market. We accord top strategic priority to China, and we intend to achieve a position of absolute dominance at the prestige end of that nation's cosmetics market. We will also concentrate managerial resources on establishing a new business in cosmetics specialty stores. Our Chinese holding company, which we set up at the end of 2003, will work together with the CAO responsible for China under aforementioned "area" strategy to accelerate development of that important market.

Seeking to implement structural reforms and build a foundation for renewed growth and progress, we will formulate an integrated strategy covering all of Shiseido's operations—including cosmetics, toiletries, professional (salon) business and pharmaceuticals—based on medium- and long-term perspectives. In 2005 and 2006, we will rebuild our production and distribution system by reorganizing our manufacturing facilities. Through these initiatives, we will strive to enhance operating efficiency and further optimize our entire supply chain.

(6) Corporate Governance: Basic Stance and Progress

We are heavily committed to our various stakeholders, including customers, business partners, shareholders, employees, and society in general. At the same time, we recognize that maximizing shareholder value is key to our governance policy targeting sustained earnings growth. For this reason, we are working to reinforce our corporate governance.

With only seven members, Shiseido's Board of Directors is able to make decisions swiftly. The Board meets every month to discuss all of the important issues facing the Company. We have also introduced a corporate officer system in order to clarify and separate the functions of Board members (decision-making and supervision) from the functions of corporate officers (business execution). In addition, the Corporate Executive Officer Committee serves to facilitate transfer of authority to corporate officers and further clarify responsibilities. Chaired by Shiseido's president (who also serves as chief executive officer and chief operating officer), the Corporate Executive Officer Committee meets to confirm that the corporate officers are performing their regular duties according to basic policies decided by the Board of Directors. The term of each director or officer is one year.

Shiseido has a corporate auditor system. The Board of Auditors consists of two permanent auditors, as well as two external auditors with no vested interest in the Company. (Due to the passing of one external auditor, a new person will be appointed at the next Annual General Meeting of Shareholders.) We have also set up the Advisory Board, with six prominent persons from outside the Company, to provide advice to the Board of Directors, and the Remuneration Committee, whose members include an external consulting institution. Both entities were established to improve transparency and objectivity of management and meet three times a year, in principle.

In addition, we have created the original title of Corporate Policy Governor (CPG), a special position designed to raise the horizontally integrated consolidated strengths of the Company with the vertically aligned executive system. The Company's vice president was appointed to the CPG position; he also chairs all of the Group Policy Committee meetings, which review Group-wide policies and strategies.

Shiseido uses ChuoAoyama Audit Corporation as its certified public accountant.

The Company's corporate governance system is shown in the diagram below.


Annual Meeting of Shareholders
Appointment, retirement,
resolutions based on Commercial Code
Appointment, retirement
Board of Directors,
Shiseido Company, Limited
Board of Auditors
Audit
Policy proposal
Resolution, approval
Report
Supervision
Advisory Board
Remuneration Committee
Corporate
Executive Officer
Committee
Policy Meeting of
Corporate Officers
Proposal of important items
based on laws
Resolution,
approval
Proposal
Resolution, approval
Group Policy Committees
(12 committees)
Decision-Making Meeting of
each Corporate Officer

3. Performance and Financial Position

3.1 Fiscal 2004 Overview

(1) Performance

In the fiscal year ended March 31, 2004, consolidated net sales edged up 0.5%. Domestic sales slipped 1.1%, due to weak personal consumption and the effects of a cool summer, as well as our inability to launch new, high-impact products on the market in the first half. Overseas sales grew 4.9% on a local-currency basis, and 5.3% in yen terms, despite the effects of the war in Iraq and the SARS outbreak.

Income from operations fell 20.3% due to sluggish revenues, increased pension costs, and higher expenses associated with our head office reorganization. The cost-to-sales ratio improved, falling to 33.5%, but the SG&A-to-sales ratio increased, to 60.2%.

Reflecting the decline in income from operations, the Company posted a 22.8% fall in ordinary income. However, net income climbed 12.4% owing to an extraordinary gain due to the return of substitutional portion *(daiko henjo)* of the employees' pension fund, which was approved in the year under review.

Consolidated Performance

(Millions of yen)

	Fiscal 2004	Percent of Net Sales	Fiscal 2003	Percent of Net Sales	Increase/Decrease over Fiscal 2003	
					Amount	% change
Cosmetics	489,587	78.4%	481,867	77.6%	+7,719	+1.6%
Toiletries	66,396	10.7%	69,216	11.1%	−2,819	−4.1%
Others	68,264	10.9%	70,165	11.3%	−1,901	−2.7%
Net Sales	624,248	100.0%	621,250	100.0%	+2,997	+0.5%
Domestic Sales	461,851	74.0%	467,082	75.2%	−5,231	−1.1%
Overseas Sales	162,397	26.0%	154,168	24.8%	+8,229	+5.3%
Income from Operations	39,052	6.3%	48,993	7.9%	−9,940	−20.3%
Ordinary Income	35,852	5.7%	46,432	7.5%	−10,580	−22.8%
Net Income	27,541	4.4%	24,495	3.9%	+3,045	+12.4%
Consolidated Income/ Nonconsolidated Income	1.74 times		2.25 times			

Nonconsolidated Performance

(Millions of yen)

	Fiscal 2004	Percent of Net Sales	Fiscal 2003	Percent of Net Sales	Increase/Decrease over Fiscal 2003	
					Amount	% change
Cosmetics	192,035	88.0%	194,835	93.5%	–2,800	–1.4%
Toiletries	11,899	5.4%	—	—	+11,899	—
Others	14,320	6.6%	13,483	6.5%	+836	+6.2%
Net Sales	218,255	100.0%	208,319	100.0%	+9,935	+4.8%

Income from Operations	16,929	7.8%	22,427	10.8%	–5,498	–24.5%
Ordinary Income	22,760	10.4%	26,498	12.7%	–3,737	–14.1%
Net Income	15,803	7.2%	10,879	5.2%	+4,924	45.3%

(2) Financial Position

Net cash provided by operating activities amounted to ¥47.1 billion, which was sufficient to compensate for the ¥43.0 billion in net cash used in investing activities. During the period, the Company allocated capital expenditures toward renovating and upgrading existing facilities, as well as the head office reorganization. As a result, purchases of fixed assets totaled ¥28.0 billion. Net cash used in financing activities was ¥45.9 billion, due largely to purchases of treasury stock and redemption of bonds.

As a result, cash and cash equivalents at the end of the year amounted to ¥59.4 billion, down ¥41.7 billion from a year earlier. In the next fiscal year, the Company expects a decline in cash flows from operating activities due to increased strategic expenditures. Since we are scheduled to issue the straight bonds, we expect some increases in capital for the year

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	101.10
Net Cash Provided by Operating Activities	47.07
Net Cash Used for Investing Activities	–43.03
(Investments in Fixed Assets)	(–28.01)
Net Cash Used for Financing Activities	–45.88
Net Change in Cash and Cash Equivalents	–41.74
Cash and Cash Equivalents at End of Term	59.36

*Investments in Fixed Assets (Billions of yen)

Aquisition of Property, Plant, and Equipment	–22.36
Increase in Intangibles	–5.65

For the past four years, the equity ratio has been above 50% based on book value, or around 80% based on market values. Liability-related indicators over the past three years have generally been maintained at safe levels.

Cash flow indexes

	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004
Equity Ratio (%)	54.4	52.1	53.3	59.8
Equity Ratio Based on Market Price (%)	77.7	83.9	73.3	89.6
Debt Repayment Term (Years)	141.4	2.7	1.5	1.4
Interest Coverage Ratio (%)	0.4	18.7	30.0	18.2

Notes:

1. Equity ratio: Shareholders' equity ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Interest paid
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the stock price (closing price at the end of the term) by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all debt that incurs interest (listed in Consolidated Balance Sheets). For interest paid, amounts shown in the Consolidated Statements of Cash Flows are used.

(3) Consolidated Segment Information

(a) Cosmetics

(Millions of yen)

	Fiscal 2004	Fiscal 2003	Increase/Decrease over Fiscal 2003	
			Amount	% change
Domestic	347,669	351,087	−3,417	−1.0%
Overseas	141,917	130,780	+11,136	+8.5%
Cosmetics Sales from Outside Customers	489,587	481,867	+7,719	+1.6%
Sales and Transfer Account from Intersegment Transactions	3,615	3,752	—	
Total Cosmetics Sales	493,203	485,620		
Income from Operations in Cosmetics Division	47,852	56,064	−8,212	−14.6%
Percent of Category Sales	9.7%	11.5%	−1.8%	

■ **Sales**

Domestic sales of cosmetics edged down 1.0%. During the year, Shiseido concentrated on core product lines—consistent with its structural reform program—while actively promoting consultation-based sales to specialty stores and adopting a stronger approach to structured retailers. In the second half of the year, we launched new products and undertook additional advertising and promotional activities. However, this was insufficient to compensate for weak sales in the first half. As a result, full-year sales were slightly down.

At the prestige end of the market, centering on counseling activities, sales of skincare products, mainly core lines, were solid. We also maintained a high level of growth for dedicated specialty-store lines.

In the mid-level, self-selection market, sales of skincare and makeup products turned around in the second half of the year. However, products for men struggled throughout the year, resulting in a weak overall performance.

Overseas cosmetics sales grew 6.9% in local currency terms and 8.5% on a yen-denominated basis. In addition to sluggish economic conditions in Europe and the psychological effects of the war in Iraq, sales in some regions were impacted directly by the SARS outbreak. The travel-retail business (duty-free shops at airports) of Beauté Prestige International S.A. (BPI) also struggled due to declining passenger numbers. In the second half of the year, however, the effects of the SARS outbreak subsided, and sales in Asia recovered, especially in China. As a result, the growth rate of overseas sales also increased.

■ Income from Operations

Income from cosmetics operations declined 14.6% as sluggish domestic sales failed to compensate for increases in domestic pension-related costs and office reorganization costs. Income was also affected by increased marketing expenses in the second half of the year.

■ Major new products

Prestige: ***Revital Wrinkle Lift Retino Science AA*** (sheet mask incorporating pure retinal compound), ***Beauty Voltage*** (new skincare line), ***Pieds Nus Gradational Eyes*** (eye-makeup compact)

Middle: ***MAJOLICA MAJORCA*** (new makeup line), ***eau de récipé*** (new medicated lotion), ***Asplir Gracy Rich*** (new line up of high-moisture-content skincare products)

Overseas: ***Aupres*** (new makeup line for brand sold exclusively in China), ***Narciso Rodriguez*** (3rd fragrance brand of BPI)

(b) Toiletries

(Millions of yen)

	Fiscal 2004	Fiscal 2003	Increase/Decrease over Fiscal 2003	
			Amount	% change
Domestic	65,357	68,071	–2,713	–4.0%
Overseas	1,039	1,145	–106	–9.3%
Toiletries Sales from Outside Customers	66,396	69,216	–2,819	–4.1%
Sales and Transfer Account from Intersegment Transactions	963	852	—	
Total Toiletries Sales	67,359	70,069		
Income from Operations in Toiletries Division	432	2,775	–2,342	–84.4%
Percent of Category Sales	0.6%	4.0%	–3.4%	

■ **Sales**

Sales of toiletries declined 4.1%.

In the year under review, the market environment remained difficult due to intensified competition among manufacturers in the domestic haircare market, as well as the effects of the cool summer in the first half. In response, we concentrated on selected categories and lines in order to expand over-the-counter sales. For mainstay lines, we pursued value-oriented marketing aimed at achieving the No. 1 position in each category. Seeking to reinforce our position in mainstay categories, we introduced a new haircare line, called ***fino***, incorporating Shiseido's advanced skincare technologies. In a new initiative, we undertook sales reforms designed to rejuvenate in-store activity, under a cooperative arrangement with wholesalers and retailers. These efforts had a favorable effect on some mainstay brands, but an overall decline in domestic sales was unavoidable.

In overseas activities, we began exporting toiletries to China, thus entering the high-end market for haircare products in that nation.

■ **Income from Operations**

In the period under review, profitability was affected by the decline in revenues and increased pension-related costs. Although we worked to improve cost-efficiency and maintain a profitable structure, income from the Company's toiletries business fell 84.4%.

■ **Major New Products**

fino (new full-scale haircare line),
Suibun Hair Pack (shampoos and conditioners; line renewal and launch of product refills),
Amiche (new hair-styling line), ***Bihada Saibai*** (new line of lotions and essences).

(c) Others

(Millions of yen)

	Fiscal 2004	Fiscal 2003	Increase/Decrease over Fiscal 2003	
			Amount	% change
Domestic	48,823	47,924	+899	+1.9%
Overseas	19,440	22,241	–2,801	–12.6%
Other Sales from Outside Customers	68,264	70,165	–1,901	–2.7%
Sales and Transfer Account from Intersegment Transactions	46,098	47,133	—	
Total Other Sales	114,363	117,298		
Income from Operations in Others	2,923	2,930	–7	–0.2%
Percent of Category Sales	2.6%	2.5%	0.1%	

■ **Sales**

Domestic sales of the Company's other businesses rose 1.9%. Amid generally sluggish market conditions for the professional (salon) business, we actively nurtured key hair-color and straight-hair-perm lines, but nevertheless experienced the effects of the difficult market environment. By contrast, we enjoyed solid sales of pharmaceuticals, both mainstay and new products. Sales of health and beauty foods, which we are actively promoting in concert with cosmetics, also rose.

Overseas sales of other businesses declined 12.6%. Zotos International, Inc., our North American subsidiary, accounts for practically all of the revenues in this category. That company's performance was affected by intense competition in the U.S. salon market and delays in integrating ***Joico*** brand products into our production operations (***Joico*** was acquired in 2001 and absorbed into Zotos in January 2003).

■ **Income from Operations**

Although revenues from the Company's professional business declined, profitability of this segment was helped by the synergistic benefits of integrating the ***Joico*** brand into Zotos' operations. We also worked to enhance cost-efficiency across all businesses. As a result, the decline in income from other operations was slight.

■ **Major New Products**

Professional: ***Crystallizing Straight*** (straight-perm agent)
Pharmaceuticals: ***Q10AA*** (food with anti-aging, nutritional function)
Health and beauty foods: ***S Body Creator*** (diet supplement), ***Bénéfique Supplecare*** (line of supplements added to ***Bénéfique*** brand, sold only in cosmetics specialty stores)

(4) Performance by Region

In Japan, our cosmetics and toiletries segments suffered from weak revenues and lower earnings as the Company was unable to compensate for pension-related costs and expenses associated with the head office reorganization.

Overseas, sales in the United States and Europe on a local currency basis languished due to economic stagnation and the war in Iraq. Sales in Asia increased, however, as the effects of the SARS outbreak dissipated. Although the yen appreciated against the U.S. dollar, it depreciated against the euro. In yen terms, therefore, sales in the Americas declined, while sales in Europe and Asia increased. Income from operations in Europe and Asia improved solidly, compensating for the magnitude of the revenue decline in the Americas. Therefore, overall income from overseas operations increased.

Sales by Geographic Segment

(Millions of yen)

	Fiscal 2004	Percent of Net Sales	Fiscal 2003	Percent of Net Sales	Increase/Decrease over Fiscal 2003	
					Amount	% change
Domestic Sales	465,287	74.5%	469,170	75.5%	–3,883	–0.8%
Americas	43,523	7.0%	45,385	7.3%	–1,862	–4.1%
Europe	72,463	11.6%	65,749	10.6%	+6,713	+10.2%
Asia/Oceania	42,973	6.9%	40,944	6.6%	+2,029	+5.0%
Total Overseas	158,960	25.5%	152,079	24.5%	+6,881	+4.5%
Net Sales	624,248	100.0%	621,250	100.0%	+2,997	+0.5%

Income by Geographic Segment

(Millions of yen)

	Fiscal 2004	Percent of Regional Sales*	Fiscal 2003	Percent of Regional Sales*	Increase/Decrease over Fiscal 2003	
					Amount	% change
Domestic Income from Operations	41,451	8.6%	52,724	10.8%	–11,273	–21.4%
Americas	163	0.3%	2,225	4.1%	–2,061	–92.6%
Europe	3,667	4.8%	2,149	3.1%	+1,518	+70.7%
Asia/Oceania	5,925	13.7%	4,671	11.3%	+1,253	+26.8%
Total Overseas Income from Operations	9,756	5.7%	9,045	5.5%	+710	+7.9%
Unallocatable Operating Expenses	(12,155)	—	(12,777)	—	(–621)	–4.9%
Income from Operations	39,052	6,3%	48,993	7.9%	–9,940	–20.3%

* Based on regional sales, including sales between regions.

Overseas Sales

(Millions of yen)

	Fiscal 2004	Percent of Net Sales	Fiscal 2003	Percent of Net Sales	Increase/Decrease over Fiscal 2003		
					Amount	% change	% change in local currency terms
Americas	45,807	7.3%	46,684	7.5%	–876	–1.9%	+4.9%
Europe	68,103	10.9%	61,676	9.9%	+6,427	+10.4%	+0.3%
Asia/Oceania	48,485	7.8%	45,807	7.4%	+2,678	+5.8%	+11.2%
Overseas Sales	162,397	26.0%	154,168	24.8%	+8,229	+5.3%	+4.9%

Sales by Category Segment (reference)

(Millions of yen)

	Fiscal 2004	Percent of Net Sales	Fiscal 2003	Percent of Net Sales	Increase/Decrease over Fiscal 2003	
					Amount	% change
Domestic	347,669	55.7%	351,087	56.5%	–3,417	–1.0%
Overseas	141,917	22.7%	130,780	21.1%	+11,136	+8.5%
Cosmetics	489,587	78.4%	481,867	77.6%	+7,719	+1.6%
Domestic	65,357	10.5%	68,071	11.0%	–2,713	–4.0%
Overseas	1,039	0.2%	1,145	0.1%	–106	–9.3%
Toiletries	66,396	10.7%	69,216	11.1%	–2,819	–4.1%
Domestic	48,823	7.8%	47,924	7.7%	+899	+1.9%
Overseas	19,440	3.1%	22,241	3.6%	–2,801	–12.6%
Others	68,264	10.9%	70,165	11.3%	–1,901	–2.7%
Net Sales	624,248	100.0%	621,250	100.0%	+2,997	+0.5%

(5) Appropriation of Fiscal 2004 Profit

(a) Dividends

The Company plans to declare a year-end cash dividend of ¥11.00 per share, up ¥1.00 per share, as originally planned. After adding the ¥11.00 interim dividend, this will bring annual dividends to ¥22.00 per share up ¥2.00 per share. On a nonconsolidated basis, therefore, the dividends-on-equity ratio will be 2.4% and the dividend payout ratio will be 57.7%.

(b) Purchase of Treasury Stock

At the June 2003 Annual Meeting of Shareholders, the Company set an upper limit for the purchase of treasury stock—10 million shares, or ¥20 billion—for fiscal 2004.

In the year under review, the Company bought back 3,897 thousand shares for a total of ¥4.99 billion (within the parameters set at the previous Annual Meeting of Shareholders, held in June 2002).

We will consider future treasury stock purchases in a forward-looking manner, recognizing that such buybacks are a key part of our shareholder return strategy.

3.2 Outlook for Fiscal 2005

(1) Overall Performance Outlook

Looking ahead, we believe that the market environment surrounding the Company, both at home and overseas, will remain uncertain. United as a consolidated group, we will continue implementing management reforms and taking maximum advantage of the sales-counter-focus framework that we have set up. These efforts will be complemented by increased market-related investments aimed at establishing a strong competitive edge.

In fiscal 2005, we will constantly introduce new products, centering on cosmetics, into the domestic market. At the same time, we will reinforce advertising and promotional activities, both qualitatively and quantitatively, while expanding our front-line sales force. The aim of these actions is to ensure a continuation of the sales recovery trend, noted in the latter half of the year under review.

Overseas, we expect markets to turn around as the effects of the SARS outbreak and the war in Iraq subside. We will maintain a proactive marketing budget for China and other strategic markets, in order to ensure recovery and sustained growth, especially in Asia.

In fiscal 2005, we will significantly increase strategic expenditures related to advertising and promotional activities, as well as in personnel. By contrast, we expect profits to improve in line with higher revenues, while pension-related expenses will decline owing to the return of the substitutional portion of the employees' pension fund. Because this will be offset by increased strategic spending, however, we project a temporary decline in earnings despite a rise in revenues.

The Company forecasts a 3% increase in consolidated net sales, to ¥645 billion, a 36% decline in income from operations, to ¥25 billion, and a 56% fall in net income, to ¥12 billion.

We plan to declare interim and year-end dividends of ¥11.00 per share, resulting in total annual dividends of ¥22.00 per share.

Consolidated Net Sales

(Billions of yen)

	Fiscal 2005 (Estimate)	Fiscal 2004 (Results)	Increase /Decrease over Fiscal 2004	
			Amount	% change
Cosmetics	505.0	489.6	+15.4	+3%
Toiletries	68.0	66.4	+1.6	+2%
Others	72.0	68.3	+3.7	+5%
Net Sales	645.0	624.3	+20.7	+3%

Overseas Sales	173.0	162.4	+10.6	+7%
Share in Net Sales	26.8%	26.0%	—	

Consolidated Income

(Billions of yen)

	Fiscal 2005 (Estimate)	Percent of Net Sales	Fiscal 2004 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2004	
					Amount	% change
Income from Operations	25.0	3.9%	39.1	6.3%	–14.1	–36%
Ordinary Income	24.0	3.7%	35.9	5.7%	–11.9	–33%
Net Income	12.0	1.9%	27.5	4.4%	–15.5	–56%
Consolidated Net Income/ Nonconsolidated Net Income	1.20 times	—	1.74 times	—		

Nonconsolidated Net Sales

(Billions of yen)

	Fiscal 2005 (Estimate)	Fiscal 2004 (Results)	Increase /Decrease over Fiscal 2004	
			Amount	% change
Cosmetics	204.0	192.0	+12.0	+6%
Toiletries	21.0	11.9	+9.1	+76%
Others	15.0	14.3	+0.7	+5%
Net Sales	240.0	218.3	+21.7	+10%

Nonconsolidated Income

(Billions of yen)

	Fiscal 2005 (Estimate)	Percent of Net Sales	Fiscal 2004 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2004	
					Amount	% change
Income from Operations	2.0	0.8%	16.9	7.8%	–14.9	–88.2%
Ordinary Income	10.0	4.2%	22.8	10.4%	–12.8	–56.1%
Net Income	7.0	2.9%	15.8	7.2%	–8.8	–55.7%

Per Share Information and Financial Ratios

	Fiscal 2005 (Estimate)	Fiscal 2004 (Results)	Increase/Decrease over Fiscal 2004
Return on Equity (%):			
Consolidated	3.2	7.6	–4.4
Nonconsolidated	2.6	4.4	–1.8
Net Income per Share (Yen):			
Consolidated	28.97	64.94	–35.97
Nonconsolidated	24.14	37.97	–13.83
Payout Ratio (Nonconsolidated)	91.1%	57.7%	33.4%
Dividends per Share (Yen):			
Interim	11.00	11.00	—
Year-End	11.00	11.00	—

(2) Outlook by Major Business Category

(a) Cosmetics

In the domestic cosmetics sector, our strategic focus will be on rejuvenating the market by maximizing the comprehensive benefits of sales-counter reforms (described in the "Issues to Be Addressed" section). We will also reinforce our sales, product development and promotional capabilities. Although the market is expected to remain uncertain, we will work to accelerate the recovery in revenues we have achieved to date by expanding and upgrading our new sales system and advertising and sales promotional activities. Over-the-counter sales should grow as a result.

Going forward, we will introduce new product lines and items and augment existing lines in ways that meet the needs of customers and reflect the characteristics of specific sales channels, notably specialty cosmetics stores and structured retailers. To improve our services, in April 2004 we have launched Shiseido Online, a new information network for customers. The aim of the network is to promote three-way communication between customers, stores and the Company, as well as to increase synergies with our products and promotional activities.

In China, which has the greatest growth potential, we plan to develop specialty stores as a promising new distribution channel. Elsewhere overseas, we look forward to recovery in the travel-retail business of BPI, which struggled due to the war in Iraq. BPI has also launched a third brand as an opportunity to energize the fragrance market and secure growth in the U.S. and European markets.

Domestic sales for the year are expected to rise in line with higher over-the-counter sales. Overseas, we also anticipate healthy growth despite the effects of the yen's appreciation. In addition to higher sales, we expect to benefit from lower pension-related expenses associated with the return of the substitutional portion of the employees' pension fund. However, increased costs related to advertising, promotion and sales-counter activities, as well as higher personnel and other strategic expenditures, will result in a decline in income from cosmetics operations.

(b) Toiletries

Competition in the toiletries market remains severe, making it difficult to predict how market conditions will evolve in the next fiscal year. Against this background, we will concentrate our efforts on mainstay categories and lines, while continuing to pursue a value-oriented marketing strategy. In particular, we will upgrade advertising and promotional activities, centering on ***fino,*** our new full-scale line of haircare products. In addition, we will step up sales reforms aimed at expanding revenues, enlisting the cooperation of our wholesalers and retailers.

Through these activities, we are confident that sales of toiletries will increase in fiscal 2005.

Income from toiletries operations is expected to decline due to higher advertising and promotional expenditures, as well as increased strategic spending stemming from our aggressive marketing drive in China, a market we entered in the previous fiscal year.

(c) Others

In our professional business, we will aim to increase revenues by reviving and strengthening our directly managed salon operations in Japan and by developing a global brand. Overseas, we will work to rebuild the distribution system of Zotos International and strengthen its marketing development capabilities. In the pharmaceuticals and health and beauty foods categories, we will continue focusing on mainstay products, raising growth and earnings accordingly.

For the segment, we forecast increases in both sales and income from operations.

(d) Overseas Sales

In fiscal 2005, we expect overseas sales to be affected by various unpredictable external factors, such as prolonged economic uncertainty in Europe and North America and the yen's appreciation against the U.S. dollar. Nevertheless, sales in each overseas region are expected to expand as the psychological impact of temporary events—the war in Iraq and the SARS outbreak—dissipate. In particular, we anticipate a return to the strong growth rates posted by China, where we will step up new market development. Considering these factors, we predict double-digit overseas sales growth in local-currency terms, and a 7% rise in yen terms.

Our predictions are based on the following assumptions.

In fiscal 2005, we expect real domestic GDP to grow by more than 2%. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will increase slightly. Our forecasts are based on exchange rates of ¥105 per U.S. dollar, ¥125 per euro, and ¥13 per Chinese yuan.

In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements.

4. Consolidated Financial Statements

4.1 Consolidated Balance Sheets

(Millions of yen)

	Fiscal 2004 (March 31, 2004)		Fiscal 2003 (March 31, 2003)		Increase/ Decrease
	Amount	Share of Total (%)	Amount	Share of Total (%)	
ASSETS					
Current Assets:	**264,175**	**42.2%**	**305,850**	**46.1**	**–41,675**
Cash and Time Deposits	39,204		35,679		3,525
Notes and Accounts Receivable	109,546		100,522		9,023
Short-Term Investments in Securities	22,349		67,311		–44,961
Inventories	65,707		66,360		–652
Deferred Tax Assets	18,555		26,401		–7,845
Other Current Assets	10,320		10,723		–403
Less: Allowance for Doubtful Accounts	–1,507		–1,146		–361
Fixed Assets:	**362,555**	**57.8**	**357,552**	**53.9**	**5,002**
Tangible Fixed Assets:	167,645	26.7	171,655	25.9	–4,009
Buildings and Structures	69,653		70,152		–499
Machinery, Equipment, and Vehicles	17,342		19,439		–2,097
Fixtures and Fittings	18,495		18,368		127
Land	60,715		62,438		–1,723
Construction in Progress	1,438		1,255		182
Intangible Fixed Assets:	55,745	8.9	61,047	9.2	–5,302
Goodwill	23,474		27,783		–4,308
Consolidation Adjustment Accounts	2,186		1,959		226
Other Intangible Fixed Assets	30,084		31,304		–1,220
Investments and Other Assets:	139,164	22.2	124,850	18.8	14,314
Investments in Securities	59,439		48,070		11,368
Deferred Tax Assets	30,343		44,732		–14,388
Other Investments	49,715		32,454		17,260
Less: Allowance for Doubtful Accounts	–333		–406		73
Total Assets	**626,730**	**100.0**	**663,403**	**100.0**	**–36,673**

(Millions of yen)

	Fiscal 2004 (March 31, 2004)		Fiscal 2003 (March 31, 2003)		Increase/ Decrease
	Amount	Share of Total (%)	Amount	Share of Total (%)	
LIABILITIES					
Current Liabilities:	**176,608**	**28.2**	**184,170**	**27.8**	**–7,562**
Notes and Accounts Payable	55,330		48,518		6,812
Bonds Redeemable within 1 year	32,522		37,119		–4,597
Short-Term Bank Loans	15,156		17,997		–2,841
Accrued Amount Payable	41,354		39,459		1,895
Accrued Corporate Tax and Other	4,460		10,073		–5,613
Other Current Liabilities	27,784		31,002		–3,217
Long-Term Liabilities:	**64,785**	**10.3**	**114,503**	**17.2**	**–49,718**
Corporate Bonds	12,023		37,982		–25,959
Long-Term Borrowings	6,456		6,308		148
Reserve for Employees' Retirement Benefits	40,788		63,294		–22,505
Reserve for Directors' Retirement Bonuses	849		—		849
Other Long-Term Liabilities	4,667		6,918		–2,251
Total Liabilities	**241,394**	**38.5**	**298,674**	**45.0**	**–57,280**
MINORITY INTERESTS					
Minority Interests	**10,786**	**1.7**	**11,262**	**1.7**	**–475**
SHAREHOLDERS' EQUITY					
Capital Stock	64,506	10.3	64,506	9.7	—
Capital Surplus	70,258	11.2	70,258	10.6	—
Earned Surplus	260,493	41.6	242,462	36.6	18,030
Securities Valuation Differential	7,208	1.1	–2,503	–0.4	9,712
Currency Adjustment Accounts	–13,440	–2.1	–11,925	–1.8	–1,515
Treasury Shares	–14,475	–2.3	–9,331	–1.4	–5,144
Total Shareholders' Equity	**374,549**	**59.8**	**353,466**	**53.3**	**21,083**
Total Liabilities, Minority Interests, and Shareholders' Equity	**626,730**	**100.0**	**663,403**	**100.0**	**–36,673**

4.2 Consolidated Statements of Income

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)		Fiscal 2003 (Year ended March 31, 2003)		Increase/ Decrease	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	% change
I. Net Sales	**624,248**	**100.0**	**621,250**	**100.0**	**2,997**	**0.5**
II. Cost of Sales	**209,043**	**33.5**	**212,963**	**34.3**	**–3,920**	**–1.8**
Gross Income	415,204	66.5	408,286	65.7	6,918	1.7
III. Selling, General and Administrative Expenses	**376,152**	**60.2**	**359,293**	**57.8**	**16,858**	**4.7**
Income from Operations	**39,052**	**6.3**	**48,993**	**7.9**	**–9,940**	**–20.3**
IV. Other Income:	**5,027**	**0.8**	**6,686**	**1.1**	**–1,658**	**–24.8**
Interest Income	872		793		79	
Gain on Sales of Marketable Securities	—		336		–336	
Gain from Investment Consortium, etc.	823		—		823	
Gain on Sales of Fixed Assets	843		1,381		–538	
Amortization of Consolidation Adjustment Account	—		1,078		–1,078	
Others	2,487		3,097		–609	
V. Other Expenses:	**8,227**	**1.4**	**9,246**	**1.5**	**–1,019**	**–11.0**
Interest Paid	2,388		2,550		–162	
Equity in Earnings of Affiliates	1,072		921		151	
Amortization of Trademark and Goodwill	1,574		1,903		–328	
Loss on Sales of Fixed Assets	1,519		—		1,519	
Others	1,672		3,870		–2,198	
Ordinary Income	**35,852**	**5.7**	**46,432**	**7.5**	**–10,580**	**–22.8**
VI. Extraordinary Income	**28,914**	**4.6**	—	—	**28,914**	—
Gain on Return of Substitutional Portion of Employees' Pension Fund	**26,731**		—		**26,731**	
Gain on Sale of Fixed Assets	**2,182**		—		**2,182**	
VII. Extraordinary Loss	**12,031**	**1.9**	**9,343**	**1.5**	**2,688**	**28.8**
Impairment Loss on Fixed Assets	4,194		—		4,194	
Restructuring Expense	4,119		—		4,119	
Office Reorganization Expense	1,898		—		1,898	
Provision of Reserve for Retirement Benefits for Directors, etc.	1,233		—		1,233	
Write-offs of Inventories	585		—		585	
Devaluation of Financial Assets	—		8,870		–8,870	
Loss on Transfer of Business	—		473		–473	
Income before Income Taxes	**52,735**	**8.4**	**37,089**	**6.0**	**15,645**	**42.2**
Income Taxes	**8,240**	**1.3**	**12,274**	**2.0**	**–4,034**	**–32.9**
Adjustment for Corporate Tax, etc.	**14,893**	**2.4**	**–1,702**	**–0.2**	**16,596**	—
Less: Minority Interests in Net Income of Consolidated Subsidiaries	**2,060**	**0.3**	**2,021**	**0.3**	**38**	**1.9**
Net Income	**27,541**	**4.4**	**24,495**	**3.9**	**3,045**	**12.4**

4.3 Consolidated Retained Earnings

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)	Fiscal 2003 (Year ended March 31, 2003)
CAPITAL SURPLUS		
I. Balance at Beginning of Term	**70,258**	**70,258**
II. Balance at End of Term	**70,258**	**70,258**
EARNED SURPLUS		
I. Balance at Beginning of Term	**242,462**	**225,800**
II. Increase in Earned Surplus	**27,541**	**24,495**
Net Income	27,541	24,495
III. Decrease in Earned Surplus	**9,510**	**7,833**
Cash Dividends Paid	8,741	7,570
Bonuses to Directors	102	61
Decrease due to Increase in Consolidated Subsidiaries	194	130
Differential Loss on Disposal of Treasury Stock	5	7
Other Decrease	466	63
IV. Balance at End of Term	**260,493**	**242,462**

4.4 Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)	Fiscal 2003 (Year ended March 31, 2003)
I. Cash Flows from Operating Activities		
Income before Income Taxes	52,735	37,089
Depreciation	27,218	27,187
Devaluation of Financial Assets	—	8,870
Impairment Loss on Intangible Fixed Assets	4,194	—
Increase/Decrease in Reserve for Employees' Retirement Benefits	–22,385	–3,883
Amortization of Consolidation Adjustment Accounts	75	–1,078
Interest and Dividends Receivable	–1,334	–1,120
Interest Expense	2,388	2,550
Equity in Earnings of Affiliates	2,037	921
Increase/Decrease in Receivables	–9,208	3,386
Increase/Decrease in Inventories	–449	2,958
Increase/Decrease in Trade Payables	7,150	–9,408
Other Increase/Decrease	–555	2,471
Subtotal	61,866	69,945
Interest and Dividends Received	1,416	1,136
Interest Paid	–2,580	–2,231
Income Taxes Paid	–13,627	–2,002
Net Cash Provided by Operating Activities	**47,074**	**66,847**
II. Cash Flows from Investing Activities		
Purchase of Marketable Securities	–390	–4,456
Sales of Marketable Securities	1,516	3,521
Purchase of Investment Securities	–7,853	–26,552
Sales of Investment Securities	10,452	10,012
Payment of Capital Stock Investment	–16,033	—
Acquisition of Tangible Fixed Assets	–22,361	–17,783
Sales of Tangible Fixed Assets	8,009	3,985
Acquisition of Intangible Fixed Assets	–5,647	–4,245
Purchase of Shares in Subsidiaries	–1,000	–4,116
Increase/Decrease in Other Assets	–9,724	–4,413
Net Cash Provided by Investing Activities	**–43,033**	**–44,048**
III. Cash Flows from Financing Activities		
Net Increase/Decrease in Short-Term Debt	–4,148	–4,418
Borrowings of Long-Term Debt	2,876	4,034
Repayment of Long-Term Debt	–140	–809
Proceeds from Bond Issue	15,540	8,078
Redemption of Bonds	–45,289	–4,017
Net Proceeds from Purchase/Sale of Treasury Stocks	–5,150	–6,707
Cash Dividends	–8,735	–7,568
Cash Dividends Paid to Minority Shareholders	–803	–803
Net Cash Provided by Financing Activities	**–45,884**	**–12,211**
IV. Translation Gain/Loss Related to Cash and Cash Equivalents	**–275**	**221**
V. Net Change in Cash and Cash Equivalents	**–42,119**	**10,809**
VI. Cash and Cash Equivalents at Beginning of Year	**101,103**	**90,293**
VII. Net Change in Cash and Cash Equivalents Due to Newly Consolidated Companies	**380**	**0**
VIII. Cash and Cash Equivalents at End of Year	**59,364**	**101,103**

Notes to Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 91

Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" in "1. The Shiseido Group" section.

(New inclusions)

Newly included in the scope of consolidation in the year under review are two companies: 331 International S.A.S., which previously did not engage in full-scale operations and was accorded low importance; and Shiseido Retail Support Co., Ltd., which was established during the year.

(Exclusions)

During the term, a number of companies were removed from the scope of consolidation. Two of these—Osaka Shiseido Co., Ltd., and Shiseido Kako Co., Ltd.—merged with the parent company, and are now defunct. Also, S&D Cosmetics Co., Ltd., merged with Shiseido Korea Co., Ltd., and became defunct. Both companies were consequently removed from the scope of consolidation. Three other companies were also excluded: Phisphere Inc., which was liquidated, and Hair Color Plaza Co., Ltd., and Shiseido Investment US, Inc. which are in the process of liquidation. Another company—Shiseido City Co., Ltd.—merged with Shiseido Parlour Co., Ltd., the latter becoming the surviving entity. Consequently, Shiseido City was removed from the scope of consolidation.

FT Shiseido Co., Ltd., transferred all of its nonproduction operations to a newly established company of the same name, and as a consequence, the defunct company was removed from the scope of consolidation, while the new company was newly included in the scope of consolidation.

(2) Nonconsolidated subsidiaries

Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings have a minimal effect on the Company's consolidated financial statements. They are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 5

Major Company Name: Pierre Fabre Japon Co., Ltd.

(Exclusion)

Excluded from the scope of equity method application in the year under review was aura science, LLC, which is in the process of liquidation.

(2) Nonconsolidated subsidiaries and affiliated companies where equity method not applicable

Since these companies do not engage in full-scale operations and have minimal impact on the net income and retained earnings, they are not included in the scope of equity method application.

3. Fiscal Years of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 53 companies—overseas subsidiaries, Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have fiscal years ending December 31. Shiseido Investment Co., Ltd., has a fiscal year ending February 28/29. All other consolidated subsidiaries have fiscal years ending March 31.

The most recent financial statements have been used for the 54 consolidated subsidiaries—overseas subsidiaries, Beauté Prestige International Co., Ltd., Taishi Trading Co., Ltd. and Shiseido Investment Co., Ltd.—with fiscal years ending in months other than March. The consolidated statements have been adjusted to reflect important transactions that took place between the respective year-ends of those companies and March 31, 2004.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Other securities:

Market price applicable: At market, based on market prices at fiscal year-end. (Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.)

Market price not applicable: Primarily valued at cost, based on the moving average method.

(b) Inventories

The parent company values inventories at cost, based on the total average method. Consolidated subsidiaries primarily value inventory at cost, based on the final purchase method.

(2) Depreciation of Major Fixed Assets

(a) Tangible fixed assets

Buildings (excluding attached equipment) are depreciated using the straight line method. Other tangible fixed assets are, in principle, depreciated using the declining balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Fixed Assets

Intangible fixed assets are principally amortized using the straight line method over the following time periods.

Goodwill: 5 years (domestic); 20 years, in principle (overseas)

Trademark rights: 10 years, in principle

Software: 5 years, in principle

The policy of U.S. subsidiaries with respect to goodwill and intangible fixed assets with indefinable useful lives is to devalue them if necessary, rather than amortize them over a certain number of years.

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries have set aside reserves. The amounts of such reserves are determined using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities. Overseas consolidated subsidiaries, in general, report the estimated value of specified types of unrecoverable debt.

(b) Returned Goods Adjustment Reserve

As contingency against losses from returned cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., et al.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(c) Reserve for Employees' Retirement Benefits

As contingency against expenses arising from retirement of employees, the parent company and its domestic consolidated subsidiaries have set aside reserves based on estimated retirement benefit liabilities and pension assets at the end of the year under review.

Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.

Actuarial Differential is expensed in the following consolidated financial year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.

The reserve includes a reserve for corporate officers' retirement benefits, which is subject to the same standards as those used for the reserve for directors' and corporate auditors' retirement benefits.

(d) Reserve for Directors' and Corporate Auditors' Retirement Benefits

At its Board of Directors meeting for the consolidated year in review, the Company decided to abolish its directors' and corporate auditors' retirement benefit system, effective April 1, 2004. For those still serving as of March 31, 2004, the Company has decided to provide retirement benefits for their duties up to the year under review, and thus set aside a reserve for this purpose.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the fiscal year. Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities of overseas subsidiaries are translated into yen at the spot rate effective at the end of the subsidiaries' fiscal year. Revenues and expenses of overseas subsidiaries are translated into yen at the average rate during the term. Exchange differential is included in the Minority Interests and the Exchange Adjustment Accounts item under Shareholders' Equity.

(5) Accounting for Major Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Financial Statements

Consumption Tax:
In relation to consumption tax and regional consumption tax, the Company adopts the tax-exclusive method.

5. Evaluation of Assets and Liabilities of Consolidated Subsidiaries

Evaluations of assets and liabilities of consolidated subsidiaries done at the time of capital consolidation are based on the overall market value method.

6. Amortization of Consolidation Adjustment Account

Amortization of the Consolidation Adjustment Account is done over a rational time period not exceeding 20 years, with specific items determined on a case-by-case basis. Major elimination discrepancies arising from offsetting eliminations (occurring in consolidated fiscal years prior to March 31, 1999) between the investment account of the parent company and capital accounts of consolidated subsidiaries are included in the Consolidation Adjustment Account and amortized uniformly over a five-year period from the date incurred.

7. Appropriation of Profit

The statement of Consolidated Retained Earnings is prepared assuming the profits of consolidated companies are appropriated during the consolidated accounting period.

8. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

"Cash and Cash Equivalents" as shown in the Consolidated Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Accounting Change

Previously, the Company posted retirement benefit to directors and corporate officers at the time of their retirement. At its Board of Directors meeting for the consolidated year in review, however, the Company decided to abolish its directors' and corporate officers' retirement benefit system, effective April 1, 2004. For those still serving as of March 31, 2004, the Company has decided to provide retirement benefits for their duties up to the year under review, and thus set aside a reserve. The amount for directors and corporate auditors is included in "Reserve for Directors' and Corporate Auditors' Retirement Benefits" and the amount for corporate officers is included in "Reserve for Employees' Retirement Benefits".

The expense incurred in this accounting change, totaling ¥463 million, is included as part of selling, general, and administrative expenses in the year under review. The deferred equivalent, totaling ¥1,233 million, is included as part of extraordinary losses.

As a result of the change, income from operations and ordinary income both declined ¥463 million, and income before income taxes declined ¥1,696 million, compared with the amounts they would have been based on the previous accounting method.

Because the Board of Directors' decision took place in the latter half of the year under review, the previous accounting method was employed for the first half of the year. Compared with post-accounting-change figures, income from operations and ordinary income both increased ¥334 million, and income before income taxes increased ¥1,568 million. The impact on segment information is noted in "Segment Information".

Change to Method of Disclosure

(Consolidated Statements of Income)

- **Gain on Sales of Marketable Securities**

In the year under review, "Gain on sales of marketable securities," amounting to ¥118 million, is included within "Others" under "Other Income" due to its minimal amount. Previously, it was listed as a separated item.

- **Gain from Investment Consortium, etc.**

In the year under review, "Gain from investment consortium, etc." is listed separately under "Other income" due to its increased importance. In the previous fiscal year, it amounted to ¥333 million and was included in "Others" under "Other income."

- **Loss on Sales of Fixed Assets**

In the year under review, "Loss on Sales of fixed assets" is listed separately under "Other expenses" due to its increased importance. In the previous fiscal year, it amounted to ¥985 million and was included in "Others" under "Other expenses."

Supplementary Information

On February 25, 2004, in conjunction with the enforcement of the Defined-Benefit Corporate Pension Law, the Company and some of its domestic consolidated subsidiaries received approval from the Minister for Health, Labour and Welfare for exemption from future payment obligations for substitutional portion of the employees' pension fund. As a result, the Company and those domestic consolidated subsidiaries implemented measures specified in Section 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Committee Report No. 13), and eliminated retirement benefit liabilities and return equivalent of pension assets with respect to such substitutional portion as of the date of approval. The effect of this change on the Company's Statements of Income is shown in the "Retirement Benefits" section of the Notes in this document.

Notes

(Consolidated Balance Sheets)

(Millions of yen)

	Fiscal 2004 (As of March 31, 2004)	Fiscal 2003 (As of March 31, 2003)
1. Cumulative Depreciation of Tangible Fixed Assets	244,277	243,761
2. Major Assets and Liabilities of Nonconsolidated Subsidiaries and Affiliates		
Investment Securities (stocks)	2,472	2,361
3. Guaranteed Liabilities	63	43
4. Number of Shares Outstanding	Ordinary Shares 424,562 thousand	Ordinary Shares 424,562 thousand
Number of Treasury Shares	Ordinary Shares 10,275 thousand	Ordinary Shares 6,252 thousand

(Consolidated Statements of Income)

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)	Fiscal 2003 (Year ended March 31, 2003)
1. Selling, General and Administrative Expenses		
Advertising Expenses	38,218	39,848
Selling Expenses	104,364	96,019
Salaries and Bonuses	108,869	110,768
Retirement Benefit Expense	17,666	11,527
2. Research and Development		
R&D expenses included in Selling, General and Administrative Expenses, as well as in Cost of Sales	17,594	17,317
3. Extraordinary Gain		
Gain on Sales of Fixed Assets	Gain on sales of fixed assets associated with the head office reorganization.	—
4. Extraordinary Losses		
Impairment Loss on Intangible Fixed Assets	Impairment loss related to intangible fixed assets of a North American subsidiary. Goodwill 3,878 Trademark rights 315	—
Restructuring Expenses	As part of its structural reforms focusing on the sales counter, the Company discontinued some businesses and revamped its business operation system from all perspectives—manufacturing, sales, and management. This incurred costs as follows. Loss on disposal of inventories and closure of outlets of North American subsidiary 3,155 Liquidation of joint venture 964	
Office Reorganization Expense	Temporary costs related to the head office centralization and reorganization Small equipment expenses 851 Moving expenses 554 Loss on disposal of fixed assets 255 Cost of returning leased building to original state 236	—
Provision of Reserve for Retirement Benefits for Directors, etc.	Retirement benefits for the Company's directors/auditors 662 Retirement benefits for the Company's corporate officers 570	
Write off of Inventories	Cost of disposing inventories due to reorganization of factories	—
Devaluation of Financial Assets		
Devaluation of Investments in Securities	—	8,817
Devaluation of Investments		52
Loss on Transfer of Business	—	Loss on transfer of salon operations subsidiary in Europe

(Consolidated Retained Earnings)

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)		Fiscal 2003 (Year ended March 31, 2003)
Decrease in Other Surplus	Elimination of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards	49	Elimination of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards
	Elimination of surplus of South Korean subsidiaries, pursuant to revision of South Korean accounting standards	417	

(Consolidated Cash Flows)

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)		Fiscal 2003 (Year ended March 31, 2003)	
1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets	Cash and Time Deposits Account	39,204	Cash and Time Deposits Account	35,679
	Short-Term Investments in Securities Account	22,349	Short-Term Investments in Securities Account	67,311
	Total	61,554	Total	102,990
	Term Deposits of More than 3 Months	–1,779	Term Deposits of More than 3 Months	–398
	Stocks, Bonds with Maturities of More than 3 Months, etc.	–409	Stocks, Bonds with Maturities of More than 3 Months, etc.	–1,488
	Cash and Cash Equivalents	59,364	Cash and Cash Equivalents	101,103

(Segment Information)

1. Category Segment Information

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)					
	Cosmetics	Toiletries	Others	Total	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	489,587	66,396	68,264	624.248	—	624,248
(2) Sales and Transfer Account from Intersegment Transactions	3,615	963	46,098	50,677	(50,677)	—
Total	493,203	67,359	114,363	674,926	(50,677)	624,248
Operating Expenses	445,350	66,927	111,439	623,717	(38,522)	585,195
Income from Operations	47,852	432	2,923	51,208	(12,155)	39,052
2. Assets, Depreciation and Amortization, and Capital Participations:						
Assets	321,124	43,501	104,851	469,476	157,253	626,730
Depreciation and Amortization	13,405	2,526	7,096	23,029	47	23,076
Capital Participations	18,640	1,977	8,141	28,760	6	28,766

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)					
	Cosmetics	Toiletries	Others	Total	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	481,867	69,216	70,165	621,250	—	621,250
(2) Sales and Transfer Account from Intersegment Transactions	3,752	852	47,133	51,738	(51,738)	—
Total	485,620	70,069	117,298	672,988	(51,738)	621,250
Operating Expenses	429,556	67,293	114,368	611,217	(38,960)	572,257
Income from Operations	56,064	2,775	2,930	61,770	(12,777)	48,993
2. Assets, Depreciation and Amortization, and Capital Participations:						
Assets	316,465	42,622	109,848	468,937	194,465	663,403
Depreciation and Amortization	12,719	2,670	7,549	22,939	52	22,992
Capital Participations	16,565	1,363	9,588	27,517	112	27,630

Notes: 1. Business segment and main products included in each segment.
Shiseido's business is segmented by categories for control of its in-house organization.
Cosmetics............Women's and men's cosmetics, beauty soap, cosmetic accessories
Toiletries ....Soaps, hair care products, mass market cosmetics, napkins, oral care products, shaving blades
Others..................Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the year included ¥12,155 million in operating expenses for noncategorized spending covered in the Eliminations line item. The amount for fiscal 2003 was ¥12,777 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.
3. At fiscal year-end, companywide assets included in the Elimination line item were ¥157,253 million, consisting mainly of deferred tax assets, parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥194,465 million.
4. As stated in the "Accounting Change" section, the method of accounting for directors' and corporate auditors' retirement benefits was changed in the year under review. The effect of the change, amounting to ¥463 million, is included within the Elimination line item under "Operating expenses." As a result of the change, income from operations declined ¥463 million compared with the figure it would have been using the previous accounting method.

2. Geographic Segment Information

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)						
	Japan	Americas	Europe	Asia/ Oceania	Total	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	465,287	43,523	72,463	42,973	624,248	—	624,248
(2) Sales and Transfer Account from Intersegment Transactions	19,015	8,051	3,803	316	31,186	(31,186)	—
Total	484,302	51,574	76,266	43,290	655,434	(31,186)	624,248
Operating Expenses	442,851	51,411	72,599	37,364	604,226	(19,030)	585,195
Income (Loss) from Operations	41,451	163	3,667	5,925	51,208	(12,155)	39,052
2. Assets	297,534	57,441	77,034	37,466	469,476	157,253	626,730

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	469,170	45,385	65,749	40,944	621,250	—	621,250
(2) Sales and Transfer Account from Intersegment Transactions	16,963	8,806	4,019	389	30,178	(30,178)	—
Total	486,134	54,191	69,769	41,333	651,429	(30,178)	621,250
Operating Expenses	433,409	51,966	67,620	36,662	589,658	(17,401)	572,257
Income from Operations	52,724	2,225	2,149	4,671	61,770	(12,777)	48,993
2. Assets	293,607	69,048	70,164	36,116	468,937	194,465	663,403

Notes: 1. Segmentation of countries and regions
(1) Segmentation of countries and regions is based on geographic proximity.
(2) Major countries and regions are as follows:
Americas: United States, Canada, Brazil
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.

2. Operating expenses for the year included ¥12,155 million in operating expenses for noncategorized spending covered in the Eliminations line item. The amount for fiscal 2003 was ¥12,777 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.
3. At fiscal year-end, companywide assets included in the Elimination line item were ¥157,253 million, consisting mainly of deferred tax assets, parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and assets related to administrative operations and construction in progress. The previous year-end amount was ¥194,465 million.
4. As stated in the "Accounting Change" section, the method of accounting for directors' and corporate auditors' retirement benefits was changed in the year under review. The effect of the change, amounting to ¥463 million, is included within the Elimination line item under "Operating expenses." As a result of the change, income from operations declined ¥463 million compared with the figure it would have been using the previous accounting method.

3. Overseas Sales

(Millions of yen)

	Fiscal 2004 (Year ended March 31, 2004)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	45,807	68,103	48,485	162,397
Consolidated Net Sales				624,248
Percentage of Overseas Sales in Consolidated Net Sales	7.3%	10.9%	7.8%	26.0%

(Millions of yen)

	Fiscal 2003 (Year ended March 31, 2003)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	46,684	61,676	45,807	154,168
Consolidated Net Sales				621,250
Percentage of Overseas Sales in Consolidated Net Sales	7.5%	9.9%	7.4%	24.8%

Notes: 1. Segmentation of countries and regions
(1) Segmentation of countries and regions is based on geographic proximity.
(2) Major countries and regions are as follows:
Americas: United States, Canada, Brazil, etc.
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.
2. Overseas sales consist of exports from Shiseido and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among consolidated companies are not included.

(Lease Transactions)

Pursuant to Article 27-30-6 of the relevant Securities Exchange Law, the Company now discloses leasing data electronically, and thus has omitted such information from this report.

(Transactions with Related Parties)

Not applicable.

(Tax-Effect Accounting)

1. Principal components of deferred tax assets and deferred tax liabilities are shown below.

(Millions of yen)

	Fiscal 2004 (March 31, 2004)
Deferred Tax Assets	
Reserve for Employees' Retirement Benefits	16,072
Devaluation of Financial Assets	10,532
Depreciation Expense	9,179
Deficit Carried Forward	6,697
Unrealized Gain on Inventory and Fixed Assets, etc.	5,525
Inventories and Stored Goods	4,408
Surplus on Reserve for Employees' Bonuses	4,068
Accrued Expenses Payable	2,795
Accrued Enterprise Tax Payable, etc.	475
Reserve for Directors' and Corporate Auditors' Retirement Benefits	348
Other	3,708
Subtotal	63,812
Valuation Reserve	–5,457
Total	58,354
Deferred Tax Liabilities	
Other Securities Valuation Differential	–4,929
Goodwill and Other Intangible Fixed Assets	–1,885
Fixed Asset Reduction Reserve and Others	–1,344
Depreciation Expense	–1,062
Other	–650
Subtotal	–9,872
Net Deferred Tax Assets	48,482

2. Major components of differences arising between the legal effective tax rate and corporate tax after the application of tax-effect accounting are as follows.

(%)

	Fiscal 2004 (March 31, 2004)
Legal Effective Tax Rate	41.0
(Adjustments)	
One-Time Differences Due to Consolidation Adjustment	3.9
Permanently Nondeductible Expenses, such as Entertainment	2.3
Permanently Nontaxable Income, such as Dividends' Received	–1.0
Other	–2.3
Corporate Tax Burden After Application of Tax-Effect Accounting	43.9

(Marketable Securities)

1. Other Marketable Securities with Market Values

(Millions of yen)

		Fiscal 2004 (March 31, 2004)			Fiscal 2003 (March 31, 2003)		
		Purchase Price	Book Value	Difference	Purchase Price	Book Value	Difference
Balance Sheet Value Exceeds Purchase Price	(1) Stocks	11,871	26,270	14,398	2,376	3,598	1,222
	(2) Bonds						
	Corporate Bonds	30	31	0	—	—	—
	Foreign Bonds	2,772	2,865	92	4,256	4,275	18
	(3) Other	730	734	4	—	—	—
	Subtotal	15,404	29,901	14,497	6,632	7,874	1,241
Balance Sheet Value Does Not Exceed Purchase Price	(1) Stocks	1,709	1,380	–328	11,098	9,737	–1,360
	(2) Bonds						
	Corporate Bonds	20	19	–0	145	138	–7
	Foreign Bonds	75	74	–0	5,536	5,487	–49
	(3) Other	10,311	8,235	–2,076	12,363	8,369	–3,993
	Subtotal	12,116	9,710	–2,405	29,144	23,732	–5,411
Total		27,520	39,612	12,091	35,777	31,606	–4,170

2. Other Marketable Securities Sold

(Millions of yen)

Fiscal 2004 (Year ended March 31, 2004)			Fiscal 2003 (Year ended March 31, 2003)		
Sale Price	Total Profit from Sales	Total Losses from Sales	Sale Price	Total Profit from Sales	Total Losses from Sales
4,119	118	—	20,015	317	–135

3. Marketable Securities to Which Market Value Does Not Apply

(Millions of yen)

	Fiscal 2004 (March 31, 2004)	Fiscal 2003 (March 31, 2003)
(1) Other Marketable Securities		
Unlisted Stocks	17,371	17,576
Unlisted Foreign Bonds	707	4
Bond Investment Trusts	11,314	13,509
Unlisted Domestic Bonds	390	9
MMF	1,914	42,308
FFF	8,005	8,004
(2) Shares in Subsidiaries and Affiliates		
Subsidiaries	23	496
Affiliates	2,448	1,864

4. Other Marketable Securities with Maturities But Not Redeemed

(Millions of yen)

	Fiscal 2004 (March 31, 2004)				Fiscal 2003 (March 31, 2003)			
	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years	Within 1 Year	1-5 Years	5-10 Years	More than 10 Years
(1) Bonds								
JGBs, Municipal Bonds	—	2	—	—	10	27	2	—
Corporate Bonds	20	75	—	—	20	125	—	—
Other Bonds	1,094	—	2,000	—	3,500	—	2,000	—
(2) Other	11,314	2,089	1,471	—	2,416	1,151	1,742	—
Total	12,429	2,167	3,471	—	5,946	1,304	3,744	—

(Derivative Transactions)

Pursuant to Article 27-30-6 of the relevant Securities Exchange Law, the Company now discloses derivative transaction data electronically, and thus has omitted such information from this report.

(Retirement Benefits)

1. Overview of Retirement Benefit Plan

The parent company and its domestic consolidated subsidiaries have set up an employees' pension fund plan, tax-qualified pension plan, and termination allowance plan as part of its defined benefits scheme. In some cases, extra retirement benefits are paid when an employee retires. These are accounted for as Retirement Benefit Expenses when incurred.

Certain overseas consolidated subsidiaries also have defined benefit pension plans.

The primary plan is the Shiseido Employees' Pension Fund, in which the parent company and 31 domestic consolidated subsidiaries participate. 18 companies have termination allowance plans.

2. Retirement Benefit Obligation

(Millions of yen)

	Fiscal 2004 (March 31, 2004)	Fiscal 2003 (March 31, 2003)
a. Projected Benefit Obligation	–211,060	–280,306
b. Pension Asset	139,691	140,028
c. Shortfall of Benefit Obligation [(a) + (b)]	–71,369	–140,278
d. Undisposed of Net Transition Assets (Note 2)	1,059	1,257
e. Unrecognized Actuarial Differential	45,037	97,019
f. Unrecognized Prior Service Cost (decline in liability; Note 3)	–14,279	–20,057
g. Amount Shown on Balance Sheet (Note 2)	–1,237	–1,234
h. Retirement Benefit Reserve [(c) + (d) + (e) + (f) + (g)]	–40,788	–63,294

Notes: 1. The Company has implemented measures specified in Section 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Committee Report No. 13), and on the date of approval, eliminated retirement benefit liabilities associated with the substitutional portion of the employees' pension fund. The equivalent value of returned pension assets was calculated on March 31, 2004, to be ¥38,308 million.

2. This figure pertains to Taiwanese subsidiaries, according to the Taiwanese retirement allowance accounting system.

3. Reasons for incurring prior service cost

(1) Due to an amendment in regulations covering reductions in the assumed rate of return and conversion rate of the Shiseido Employees' Pension Fund in September 2000, a prior service cost was incurred.

(2) In March 2000, an amendment was made to the Employees' Pension Insurance Law. In line with this amendment, in November 2001 the age from which employees begin receiving entitlements from the substitutional portion in the Shiseido Employees' Pension Fund was raised. As a result, a prior service cost was incurred.

(3) The Company and some of its domestic consolidated subsidiaries changed their retirement allowance system from one based on previous salary to a points system based on qualifications. With respect to this change, in November 2001 rules covering the Shiseido Employees' Pension Fund were amended, leading to a reassessment of actuarial assumptions concerning financial calculations. As a result, a prior service cost was incurred.

4. The parent company and domestic consolidated subsidiaries use the principle method for the Shiseido Employees' Pension Fund. The simplified method is used for other plans.

3. Retirement Benefit Expenses

(Millions of yen)

	Fiscal 2004 (Years ended March 31, 2004)	Fiscal 2003 (Years ended March 31, 2003)
a. Service Cost (Notes 1, 2, 3)	13,122	11,465
b. Interest Cost	6,572	6,953
c. Expected Return on Fund Management	–5,530	–6,138
d. Amortization of Net Transition Asset (Note 4)	94	101
e. Recognized Actuarial Loss	9,848	4,116
f. Amortization of Prior Service Cost	–2,347	–2,421
g. Retirement Benefit Expense [(a) + (b) + (c) + (d) + (e) + (f)]	21,760	14,078
h. Gain/Loss on Return of Substitutional Portion of Employees' Pension Fund	26,731	—
Total [(g) + (h)]	48,492	14,078

Notes: 1. Employees' defined contributions to the Employees' Pension Fund Plan are deducted from the Service Cost.
2. Retirement Benefit Expense using the simplified method are accounted for as Service Cost.
3. Retirement Benefit Expense in the retirement benefit reserve for corporate officers is accounted for as Service Cost.
4. Amounts in excess of extra retirement allowances or retirement lump-sum grants are accounted for as Service Cost.
5. This figure is expensed in the fiscal year of the Company's Taiwanese subsidiaries, according to the Taiwanese retirement allowance accounting system.
6. Prior service costs described in Note 3 of "2. Retirement Benefit Obligation" were expensed in the fiscal year under review.

4. Basic Assumptions for Calculating Benefit Obligation

(Shiseido Employees' Pension Fund Plan)

	Fiscal 2004 (Year ended March 31, 2004)	Fiscal 2003 (Year ended March 31, 2003)
a. Period allocation method for estimated retirement benefits	Fixed period standard	(See left)
b. Discount rate	2.5%	(See left)
c. Expected return on plan assets	4.0%	(See left)
d. Number of years for accounting for prior service cost	10 years (expensed based on the straight-line method)	(See left)
e. Number of years for accounting for actuarial calculation discrepancies	10 years (expensed from the following financial year based on the straight-line method)	(See left)

(Going Concerns)

Not applicable

(Per-Share Data)

(Yen)

<table>
<tr><th colspan="2">Fiscal 2004
(Year ended March 31, 2004)</th><th colspan="2">Fiscal 2003
(Year ended March 31, 2003)</th></tr>
<tr><td>Net assets per share
Net income per share
Net income per share (fully diluted)</td><td>903.74
64.94
64.94</td><td>Net assets per share
Net income per share
Net income per share (fully diluted)

From fiscal 2003, the Company has applied “Corporate Accounting Standards No. 2: Accounting Standards Related to Net Income per Share” and “Guidelines for Applying Accounting Standards No. 4: Guidelines for Applying Accounting Standards Related to Net Income per Share.”
Per-share information for the previous fiscal year (applying such accounting standards and their application guidelines) is shown below.

Net assets per share
Net income per share
Net income per share (fully diluted)</td><td>844.74
57.99
57.97

817.81
–54.85
Not applicable, because the Company posted a net loss</td></tr>
</table>

Note: The bases for calculating net income per share and fully diluted net income per share are shown below.

	Fiscal 2004 (Year ended March 31, 2004)	Fiscal 2003 (Year ended March 31, 2003)
Net income per share		
Net income (¥ millions)	27,541	24,495
Amount not belonging to common stockholders (¥ millions)	610	165
(Earnings appropriated to directors' bonuses)	(143)	(102)
(Reversal of surplus due to appropriation of earnings of Chinese subsidiary)	(49)	(63)
(Reversal of surplus due to revision of South Korean accounting standards)	(417)	—
Net income related to common stock (¥ millions)	26,930	24,330
Average shares outstanding (1,000 shares)	414,722	419,579
Net income per share (fully diluted)		
Net income adjustment (¥ millions)	—	—
Increase in common stock (1,000 shares)	0	107
(Stock options made available through treasury stock method) (1,000 shares)	(0)	(107)
Latent shares not included in fully diluted net income per share calculation due to lack of dilution effect.	New share subscription rights (Number of shares subscribed: 3,352 shares)	New share subscription rights (Number of shares subscribed: 637 shares)

(Subsequent Event)

3rd unsecured corporate bond issue by Shiseido Company, Ltd.
At its Board of Directors meeting held on April 27, 2004, the Company decided to make its 3rd unsecured corporate bond issue, amounting to ¥50 billion, through general subscription in the domestic market.

5. Status of Production, Orders, and Sales

(1) Production

(Millions of yen)

Segment	Fiscal 2004 (Year ended March 31, 2004)	Fiscal 2003 (Year ended March 31, 2003)	Increase/Decrease % change
Cosmetics	116,671	116,169	+0.4%
Toiletries	26,693	26,398	+1.1%
Others	10,633	9,663	+10.0%
Total	153,998	152,231	+1.2%

Notes: 1. Above figures are based on manufacturing costs.
2. Above figures are exclusive of consumption tax.

(2) Orders

Shiseido Group products are not manufactured to order. Although the Company undertakes some manufacturing on an OEM basis, the amount in financial terms is minimal.

(3) Sales

(Millions of yen)

Segment	Fiscal 2004 (Year ended March 31, 2004)	Fiscal 2003 (Year ended March 31, 2003)	Increase/Decrease % change
Cosmetics	489,587	481,867	+1.6%
Toiletries	66,396	69,216	–4.1%
Others	68,264	70,165	–2.7%
Total	624,248	621,250	+0.5%

Note: Above figures are exclusive of consumption tax.